December 12, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal First Trust Exchange-Traded Fund VIII Registration on Form N-1A Post-Effective Amendment No. 552 (Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentlemen:

On behalf of the FT Vest Nasdaq-100 Uncapped Accelerator ETF – December, FT Vest Nasdaq-100 Uncapped Accelerator ETF – June, FT Vest Nasdaq-100 Uncapped Accelerator ETF – March and FT Vest Nasdaq-100 Uncapped Accelerator ETF – September (each, a “Fund”), each a series of First Trust Exchange-Traded Fund VIII (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 552 was originally filed with the Securities and Exchange Commission on December 20, 2024. The Trust no longer intends to seek effectiveness of each Fund and no securities have been sold pursuant to Post-Effective Amendment No. 552 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By:	/s/ James M. Dykas James M. Dykas, President and Chief Executive Officer